KATE JOHNSON - SECOND VICE PRESIDENT
                                    LIFE & ANNUITY, SEC COMPLIANCE
                                    One American Row  Hartford, CT 06102-5056
                                    (860) 403-5685     Fax:  (860) 403-5239
                                    Toll Free: 1-800-349-9267 (press 1, then 1)
                                    Email:  Kate.Johnson@phoenixwm.com

November 7, 2007

Mr. Min Oh
Staff Attorney
Office of Insurance Products
Division of Investment Management
U. S. Securities and Exchange Commission
Mail Stop 4644
100 F Street, NE
Washington, DC  20549-4644

RE:      PHL Variable Insurance Company:
         PHLVIC Variable Universal Life Account - VUL 2007 Initial Registration Statement filed on Form N-6
         File Nos. 811-09065 and 333-143656

Dear Mr. Oh:

Please note our response below to your request with respect to the Annual Fund Expenses table contained in Part A of the referenced registration statement (the "Table") to reconcile the contractual reimbursements described in footnote 10a with the corresponding fee expenses in the Table.

I have confirmed that the amounts shown in the Table contained in Pre-effective Amendment No. 1 to the Initial Registration Statement as "Total Annual Fund Expenses" and "Net Annual Fund Expenses" match the corresponding amounts shown in the audited annual report of the Phoenix Edge Series Fund for the period ended December 31, 2006, and that the amounts of reimbursement by the advisor shown in the Table match those amounts as reported by our fund accountant for the period ended December 31, 2006.

Please feel free to contact me with any questions.

Sincerely,

/s/Mary K. (Kate) Johnson